

November 4, 2014

<u>Via E-Mail</u>
Alexander Karpetskiy
Chief Executive Officer
Sunrise Tours, Inc.
Holderbuschweg, 46
Stuttgart, Germany 70563

>   **Re: Sunrise Tours, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 8, 2014**
>   **File No. 333-199210**

Dear Mr. Karpetskiy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   It appears from your current disclosure that you have not taken any concrete steps to implement your business plan, have no revenues, no plans for raising additional financing, no operations, no products and no definitive agreements to sell your products and do not appear to have any dedicated full-time or part-time employees other than your sole officer and director. We also note that your stock is likely to be penny stock. Therefore, it appears that you may be a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration

statement to comply with Rule 419 or tell us why you believe that you are not a blank check company. For guidance, refer to Securities Act Release No. 33-6932 (April 28, 1992) and Interpretation 616.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

3. You appear to be a shell company as defined in Rule 405, because you appear to have nominal operations and nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

4. Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates, and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite. Examples of assertions or references that need support include the following:

    - your statement that there are 140 hotels, hostels and touristic apartments in Stuttgart as well as approximately 250 bars, restaurants, cafés and night clubs, 12 big museums including Mercedes-Benz museum, Porsche museum, City Gallery, Central Art Gallery and more than 70 small museums and galleries (page 21);

    - your statement that there are about 25 universities and colleges in Stuttgart (page 21); and

    - your statement that there are about 3.2 million nights (2013) German tourists spent in Stuttgart and about 930 thousand nights (2013) spent foreigners (page 21).

    Please supplementally provide us with copies of these materials for our review.

5. Please provide disclosure responsive to Item 102 of Regulation S-K.

Risk Factors

Risks Associated to our Business

Because our auditors have raised a going concern…, page 6

6. Disclose here or in another risk factor the current rate at which you use funds in your operations and the minimum period of time you will be able to conduct planned operations using currently-available capital resources.

Risks Associated with this Offering

We are selling this offering without an underwriter…, page 10

7.   Please disclose in this risk factor that there is no minimum amount of shares you must sell for this offering to proceed and that the proceeds from the sale of any shares will not be placed in escrow or a trust account and will be immediately available for your use. State, if true, that if you raise only a nominal amount of proceeds, then you may be unable to implement your business plan and may have to suspend or cease operations, in which case investors may lose their entire investment. Also, your disclosure here and on page 19 that you must sell at least 50% of the shares in this offering is inconsistent with your statement that you must receive at least $34,000 in proceeds from this offering to implement your business plan. Please revise.

Use of Proceeds, page 13

8.   Disclosure that assumes 50% of the number of shares being offered will be sold is generally not appropriate in the context of a best efforts offering that does not have a minimum component. Please revise your disclosure to include tabular disclosure that assumes the sale of 10% and 25% of the shares you are offering. Similar concerns exist with respect to the dilution and plan of operations sections.

9.   Please revise to disclose how you will use the remaining $1,000 if you sell 75% of the shares offered for sale and the remaining $2,000 if you sell 100% of the shares.

Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 19

10.   Please revise to disclose the current rate at which you use funds in your operations and the minimum period of time you will be able to conduct planned operations using currently-available capital resources.

Description of Business

General, page 20

11.   Please revise your statement that you offer special services such as 3D virtual tours to express this statement as a future objective that may not be accomplished.

Alexander Karpetskiy
Sunrise Tours, Inc.
November 4, 2014
Page 4

Executive Compensation

Management Compensation

Summary Compensation Table, page 26

12.	Please revise to disclose nonqualified deferred compensation earnings in the summary compensation table. Refer to Item 402(n)(2)(viii) of Regulation S-K.

Certain Relationships and Related Transactions, page 27

13.	Please file as an exhibit a written summary of Mr. Karpetskiy's oral agreement to advance funds to allow the company to pay for offering costs, filing fees and professional fees. Refer to Item 601(b)(10) of Regulation S-K. For guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Plan of Distribution, page 27

14.	Please revise to disclose that there is no minimum component to this offering.

Available Information, page 32

15.	We note your statement in this section that as a result of this offering, you will become subject to the information and periodic reporting requirements of the Exchange Act. Please confirm that you intend to file a Form 8-A to register your common shares under the Exchange Act. Alternatively, please revise your disclosure to describe the limited periodic reporting obligations that will be imposed on you upon effectiveness of the registration statement. You should inform holders that you will not be a fully reporting company because you are not registering a class of securities under Section 12 of the Exchange Act; and you should describe how reporting and other regulatory requirements applicable to a Section 15(d) filer vary from those applicable to issuers of classes of securities registered under Section 12 of the Exchange Act. In addition, provide a risk factor that alerts potential investors that the company will not be a fully reporting company and that provides a concise overview of how the scope of the regulations applicable to you is more limited than that which applies to fully reporting companies.

Exhibits

16.	Please file the subscription agreement with your registration statement.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy is submitted electronically and conforms with the requirements of Rule 310 of Regulation S-T. Submission of HTML versions of the marked document display changes made within paragraphs, and are particularly helpful to the review process.

If you have any questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3456, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via-Email
Scott Doney, Esq.
Clark Corporate Law Group LLP